UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Compliance

As previously disclosed, on September 3, 2025, Check-Cap Ltd. (the “Company”) received a deficiency letter from the Nasdaq Listing Qualifications Department notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company maintain a minimum of $2,500,000 in stockholders’ equity (the “Equity Rule”).

As disclosed in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on August 27, 2025, the Company fully impaired its loan receivable from Apollo Technology Capital Corporation (“Apollo”), formerly known as Nobul AI Corp., based on conditions existing as of December 31, 2024. During the six months ended June 30, 2025, new information regarding Apollo’s financial condition became available, including management’s valuation analysis in September 2025. Accordingly, the Company reinstated the recoverable portion of the loan receivable from Apollo in connection with its preparation of the financial statements for the six months ended June 30, 2025. Based on its consolidated unaudited financial statements as of and for the six months ended June 30, 2025 furnished with the SEC on December 30, 2025, the Company’s stockholders’ equity exceeded $2,500,000. As a result of reinstating the recoverable portion of the loan receivable from Apollo, the Company’s stockholders’ equity exceeds $2,500,000 as of the date of this filing, and, accordingly, the Company believes it is in compliance with the Equity Rule as of the date hereof.

Nasdaq will continue to monitor the Company’s ongoing compliance with the Equity Rule. If at the time of its next periodic report the Company does not evidence compliance with the Equity Rule or other Nasdaq listing rules, it may be subject to delisting. The Company anticipates being in compliance with the Equity Rule at the time of the filing of its next periodic report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

(Registrant)

Date: January 23, 2026	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

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